Exhibit 4.2

Forward Industries, Inc.

Amendment to the 2021 Equity Incentive Plan

Forward Industries, Inc. amends its 2021 Equity Incentive Plan (the “Plan”) as follows:

1.	Section 4.1 of the Plan is hereby amended and restated in its entirety to read as follows:

4.1. Subject to adjustment in accordance with Section 11 and 4.2 below, Shares authorized for Awards granted under the Plan on and after the Effective Date shall not exceed 429,100 shares. No more than 429,100 shares of Common Stock may be granted as Incentive Stock Options. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards. Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

Effective as of August 8, 2025.